April 10, 2006	Hayden J. Trubitt
hayden.trubitt@hellerehrman.com
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Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attn: William A. Bennett, Esq.

Re:	Path 1 Network Technologies Inc.

Amendment No. 3 to Registration Statement on Form S-3

Filed April 10, 2006

File No. 333-130876

Dear Mr. Bennett:

On behalf of Path 1 Network Technologies Inc. (the “Company”), and as required by Rule 461(a) under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registration Statement, as amended and referred to above, be accelerated to 3:00 p.m. Eastern Time on Tuesday, April 11, 2006, or as soon thereafter as practicable.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Hayden J. Trubitt

Hayden J. Trubitt

cc: Thomas Tullie

Heller Ehrman LLP 4350 La Jolla Village Drive, 7th Floor San Diego, CA 92122-1246 www.hellerehrman.com

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